April 20, 2017

Via EDGAR
Gus Rodriguez
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:	Western Alliance Bancorporation
Form 10-K for Fiscal Year Ended December 31, 2016 Filed February 28, 2017
File No. 001-32550
Dear Mr. Rodriguez:
This letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated April 6, 2017, to Western Alliance Bancorporation (the “Company”) regarding the Company’s Annual Report on Form 10-K for fiscal year ended December 31, 2016 (the “Form 10-K”).
This letter sets forth each comment of the Staff in the comment letter and, following each comment, sets forth the Company’s response.
Form 10-K for Fiscal Year Ended December 31, 2016
Non-GAAP Financial Measures, page 33
Staff Comment:
On page 36, you add credit marks for acquired performing loans and for purchased credit impaired loans to the allowance for loan losses to derive an adjusted allowance for loan losses. These adjustments for credit marks increased your allowance for credit losses to gross loans from .95% on a GAAP basis to 1.30% on a non-GAAP basis adjusted for acquisition accounting. Please address the following:
Tell us how adding the credit marks for acquired performing loans and for purchased credit impaired loans to the allowance for loan losses provides useful information to investors in evaluating the risk of credit losses in your loan portfolio (Question 1);
Tell us how adding the credit marks for acquired performing loans and for purchased credit impaired loans to the allowance for loan losses properly reflects loan prepayment risks in your loan portfolio (Question 2);

Mr. Gus Rodriguez
Accounting Branch Chief
United States Securities and Exchange Commission
April 20, 2017

and GAAP requires the accretion of the loan discount to interest income over the remaining life of the loan for acquired performing loans and the recognition of the loan discount attributable to credit losses as interest income when a loan is paid-off, sold or liquidated and when you have an increase in cash flows previously expected to be collected for purchase credit impaired loans. Adding the credit marks for acquired performing loans and for purchased credit impaired loans to the allowance for loan losses appears to represent a tailored accounting principle. Tell us how you considered Question 100.04 of the Compliance & Disclosure Interpretations issued on May 17, 2016 (Question 3).
Company Response:
Question 1: The application of business combination accounting under GAAP can make it difficult for investors to compare the total credit loss absorbing capacity of a bank with significant acquired loan portfolios, such as the Company, to those banks that do not have significant acquired loan portfolios. This difficulty stems from the different balance sheet classifications for “credit related exposures” between ASC 805 (acquired loans) and ASC 310 & 450 (non-acquired loans). The balance sheet classification under ASC 805 requires us to report acquired loans within our “Loans - HFI” category (i.e., held for investment) net of a fair value adjustment that includes a credit loss component (referred to as a “credit mark”). The amount of the credit mark, having been included in calculating the net loan amount for acquired loans reported in “Loans - HFI” category, is not included within the “Allowance for Credit Losses” category (referred to as “ALLL”). See the consolidated balance sheets shown on page 77 of our Form 10-K. The GAAP “Loans - HFI” amount and the GAAP ALLL does not provide investors the total credit loss absorbing capacity for the Company’s loan portfolio, because the credit marks reduce the outstanding principal balance of the amounts shown in the “Loans - HFI” category could also be used as an offset to realized credit losses. Therefore, the Company’s disclosure illustrates the total credit loss absorbing capacity on the balance sheet for both acquired loans (credit marks) and non-acquired loans (ALLL) to arrive at the additive non-GAAP disclosure for the Adjusted ALLL. Accordingly, we believe this non-GAAP measure also provides useful information to investors in evaluating the risk of the credit losses in our loan portfolio, especially compared to other financial institutions that may not be active acquirers.
Question 2: Following a telephone inquiry to obtain further clarification on this question with Yolanda Trotter, Staff Accountant, on April 11, 2017, it is our understanding that the Staff posed question 2 to understand whether acquired loans have prepayment characteristics, as well as to understand any related impact in the accounting for those loans. The Company’s acquired loan portfolio includes loans with and without prepayment penalties. The Company’s fair value assumptions for acquired loans includes modeling prepayments based on historical prepayment activity, existence of contractual prepayment provisions, and other loan characteristics likely to impact future behavior. Therefore, the credit marks included in the Adjusted ALLL metric reflect the Company's assessment of loan prepayment risk in the portfolio.
Question 3: We do not believe Question 100.04 of the updated Compliance and Disclosure Interpretations is applicable to the Adjusted ALLL disclosure. In our reading of “Remarks before the 2016 Baruch College Financial Reporting Conference” by Wesley Bricker, Deputy Chief Accountant on May 5, 2016 we took note of the following:
Revenue adjustments do more than just adjust from GAAP:  they change the very starting point from which other performance analyses flow.  As the staff monitors current practices and implementation of the new revenue standard, we will be looking to see if the reporting concepts within those standards are supplanted by any number of company-specific non-GAAP alternatives.  For all of these reasons, if you present adjusted revenue, you will likely get a comment; moreover, you can expect the staff to look closely, and skeptically, at the explanation as to why the revenue adjustment is appropriate
First, our revenue recognition practices for acquired loans conform in all respects to GAAP. For acquired performing loans, loan discounts are recognized to interest income over the remaining contractual life of the loan. For non performing acquired loans, the loan discount is recognized when a loan is paid-off, sold, liquidated, or there is an increase in expected cash flows. Our revenue recognition related to the acquired loans is not adjusted in the supplemental disclosure. The non-GAAP Adjusted ALLL measure illustrates the balance sheet presentation and use of the loan discount prior to the revenue recognition of the loan discount.

Mr. Gus Rodriguez
Accounting Branch Chief
United States Securities and Exchange Commission
April 20, 2017

Second, this non-GAAP measure is intended to show investors the total credit loss absorbing capacity of the Company, regardless of the type of loan (acquired or non-acquired), as described in the response to Question 1 above. We do not believe this metric is a tailored accounting principle, but rather a combination of GAAP measures (ASC 310, 450 & 805) to show the total credit loss absorbing capacity of the loan portfolio in a useful metric for investors. This non-GAAP metric is placed lower in prominence in our disclosures than the corresponding GAAP metric and is meant only to be additive to the GAAP metric. As the credit marks reflected on the balance sheet within our “Loans-HFI” category could be used as part of the total credit loss absorbing capacity in the same manner as the ALLL if there was a loss event, we do not believe this non-GAAP measure is misleading to users of the financial statements or otherwise is in violation of Regulation G or Question 100.04.
* * * *
If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (602) 952-5476.

Sincerely,
WESTERN ALLIANCE BANCORPORATION
By:	/s/ Dale Gibbons
Name:	Dale Gibbons
Its:	Executive Vice President & Chief Financial Officer

cc:	Hogan Lovells US LLP
Gregory F. Parisi, Esq. (via e-mail: gregory.parisi@hoganlovells.com)